BioHarvest Sciences Announces that VINIA is now the No.1 Resveratrol Polyphenol Brand in the United States

VINIA’s leadership position in the market validates its superior arterial dilation and blood flow performance as well as BioHarvest’s Botanical Synthesis platform technology

March 26, 2026 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”), (Nasdaq: BHST) (FSE: 8MV0), a biotechnology company pioneering its proprietary Botanical Synthesis™ platform, today announced that its VINIA® brand has achieved the position of the #1 Resveratrol Polyphenol Nutraceutical Brand in the United States*.

VINIA’s leadership position is driven by its clinically demonstrated ability to increase arterial dilation, improving blood flow and enabling enhanced delivery of oxygen and nutrients throughout the body. This mechanism of action addresses what many medical experts increasingly recognize as one of the most foundational elements of human health and performance: efficient blood flow and oxygen delivery.

“Achieving the No.1 position in the U.S. resveratrol category in less than five years reflects both the strength of VINIA and the power of our Botanical Synthesis platform technology,” said Ilan Sobel, Chief Executive Officer of BioHarvest Sciences. “VINIA’s clinically demonstrated ability to increase arterial dilation, providing blood flow benefits, combined with its unique protected plant-cell delivery system, create a differentiated product that consumers are increasingly recognizing and adopting. The strength of VINIA as a subscription base product has enabled us to build unique and credible e-commerce platform capabilities with our VINIA.com website which accounts for approximately 80% of VINIA US revenue.”

VINIA’s leading position in the market reflects the continued growth of the Company’s direct-to-consumer business, which generated more than $30 million in U.S. revenue for full-year 2025 and approximately $85 million in global cumulative revenue to date. Less than five years after entering the U.S. market, VINIA has achieved category leadership, with more than 85,000 active users of VINIA wellness products across the United States and Israel.

Dr. Edward Maristany, member of the BioHarvest Scientific Advisory Board and Functional Medicine Physician, commented “VINIA is a life-changing compound – which has impressive solubility, bioavailability and efficacy qualities given the unique structure of the compound and the protective cell envelope which also shields the compound from degradation as it moves through our body. I have over 200 patients who have consistently taken VINIA for more than a year. The improvements in their quality of life derived from VINIA’s clinically proven ability to increase arterial dilation have been significant. The effects of improved blood flow have been substantial in driving improvements in my patients’ physical energy and mental alertness.”

Botanical Synthesis- The Technology Behind the VINIA Brand

VINIA is built around a proprietary red grape composition featuring piceid resveratrol as its hero molecule, combined with a complex of naturally occurring grape polyphenols including catechin, quercetin, anthocyanins, and tannins. These molecules work synergistically to support arterial function and vascular performance.

The effectiveness of this composition is further enhanced by BioHarvest’s proprietary Botanical Synthesis technology, which preserves the molecules inside their natural plant cell environment. This protective cell envelope safeguards the phytonutrients from degradation during production through to ingestion as well as during passage through the stomach’s acidic environment, helping preserve efficacy.

Unlike traditional plant extracts that isolate individual molecules, Botanical Synthesis delivers a naturally derived, patentable, non-GMO composition that preserves the original molecular conformation of phytonutrients within their native cellular environment — creating a differentiated delivery system for plant-based compounds.

With VINIA, BioHarvest’s Botanical Synthesis platform magnifies the piceid resveratrol levels by up to 100x compared to what is naturally found in red grapes, while maintaining the synergy of the full polyphenol complex.

Due to VINIA’s vasodilation benefits and ability to improve blood flow, the Company views VINIA as a foundational compound to be added to other synergistic molecules to create innovative and effective nutraceutical products, further strengthening BioHarvest’s leadership in plant-based health solutions.

*This #1 Resveratrol Polyphenol brand position is based on comparing VINIA® 2025 annual sales revenue in the US with the estimated market size for Resveratrol Nutritional Supplements, utilizing NielsonIQ (NIQ) 2025 market projections for Resveratrol Nutritional Supplements and Beverages, together with Amazon sales data projections for Resveratrol Nutritional Supplements, which represent the large majority of the Total Resveratrol Polyphenol Only Market.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. Launching new products is not certain, may take significant time, and is subject to risks and uncertainties beyond company control such as consumer preferences, competition landscape, government approvals required for sale or import, acceptance of benefit claims, and marketing budgets of the company and its competitors. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors